SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Sierra Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82620P102

(Cusip Number)

12/31/09

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☐ Rule 13d - 1(c)

☒ Rule 13d – 1(d)

CUSIP No. 82620P102	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morris A. Tharp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) ☐
(B) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

512,195 (includes 42,500 vested option shares)
6 SHARED VOTING POWER

5,280
7 SOLE DISPOSITIVE POWER

506,980
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

517,475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.43%
12	TYPE OF REPORTING PERSON *

Individual

Schedule 13G

CUSIP No. 82620P102	13G	Page 3 of 4 Pages

Item 1:	(a)	Issuer:

Sierra Bancorp

	(b)	Principal Executive Offices:

86 North Main Street, Porterville, CA. 93257

Item 2:	(a)	Person Filing:

Morris A. Tharp

	(b)	Address:

15243 Road 192, Porterville, CA 93257

	(c)	Citizen of the U.S.A.

	(d)	Class of Securities:

Common Stock, no par value

	(e)	Cusip #82620P102

Item 3:	N/A

Item 4:	(a)	Total Shares Beneficially Owned:

517,475

	(b)	Percentage of Ownership:

4.43%

	(c)	(i) Shares with Sole Voting Power:

512,195 (includes 42,500 vested option shares and 5,215 shares held as trustee for the grandchildren of another director of the Company, as to which shares Mr. Tharp has sole voting but no investment power)

(ii) Shares with Shared Voting Power:

5,280 (shares held by spouse as separate property)

(iii) Shares with Sole Dispositive Power:

506,980 (includes 42,500 vested option shares)

(iv) Shares with Shared Dispositive Power:

None

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6:	N/A

Item 7:	N/A

Item 8:	N/A

Item 9:	N/A

Item 10:	N/A

Schedule 13G

CUSIP No. 82620P102	13G	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/15/10
Date

/s/ Morris A. Tharp
Signature

Morris A. Tharp/Director
Name/Title

Schedule 13G